Exhibit 4.3

AMENDMENT NUMBER TWO TO THE

METLIFE INDIVIDUAL DISTRIBUTION SALES DEFERRED COMPENSATION

PLAN

(As effective January 1, 2010)

The MetLife Individual Distribution Sales Deferred Compensation Plan is hereby amended, effective January 1, 2011, as follows:

1. Section 8 is hereby amended to read as follows:

“8.	Matching Contribution. If a Participant has a valid deferral election to make contributions to SIP throughout a calendar year, the Participant’s Matching Contribution Account shall be credited with the amount of Matching Contribution (if any) with which the Participant’s SIP account would have been credited under the terms and provisions of the SIP without application of certain Tax Code limitations under Code sections 415 and 401 (a)(17) with respect to compensation deferred into this Plan. Notwithstanding the foregoing, no Matching Contributions shall be credited in favor of a Participant during the suspension of such Participant’s deferrals pursuant to Section 4.5 of this Plan. A Participant’s Matching Contribution Account shall vest or be forfeited to the same extent, and on the same vesting schedule, that such Matching Contributions would have vested or been forfeited under the terms of SIP, notwithstanding any accelerated vesting under the SIP for individuals who transfer to MetLife Bank.”

IN WITNESS WHEREOF, the Plan Administrator has caused this Amendment to be adopted this 16th day of December, 2010.

PLAN ADMINISTRATOR

/s/ Andrew J. Bernstein
Andrew J. Bernstein

ATTEST:

/s/ Candice Martin

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